Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

March 31, 2009 and 2008

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 10)	$84,691	$20,560
Inventory	20,187	19,946
Prepaid expenses and sundry assets (Note 2)	4,261	5,351
	109,139	45,857

Prepaid expenses and sundry assets (Note 2)	29,094	26,164
Net smelter royalty (Note 9 (c))	1,006	1,006
Restricted cash (Note 3)	3,106	3,106
Property, plant and equipment	147,510	148,422
Mineral exploration projects (Note 4)	80,412	79,279

	$370,267	$303,834

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$12,767	$13,416
Notes payable (Note 5)	4,150	4,319
Income taxes payable	8,795	8,626
Asset retirement obligations	1,360	1,337
Unrealized foreign exchange losses (Note 3)	880	2,421
	27,952	30,119

Deferred compensation liability (Note 7)	1,419	434
Notes payable (Note 5)	68,826	69,729
Asset retirement obligations	6,993	6,828
Total liabilities	105,190	107,110

Shareholders' equity
Common shares (Note 6)	308,590	245,067
Stock options	19,131	19,059
Contributed surplus	1,167	1,167
Deficit	(63,811)	(68,569)
	265,077	196,724
Commitments (Notes 3, 4 and 11)
	$370,267	$303,834

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Gold sales	$33,285	$18,797
Production costs	(17,083)	(9,347)
Stock-based compensation (Note 7)	(27)	-
Depletion and amortization	(4,883)	(2,114)
Gross profit	11,292	7,336

Operating expenses:
Exploration	639	812
Stock-based compensation (Note 7)	994	274
Administration	3,761	3,018
Management fees (Note 9(a))	525	188
Amortization	102	54
Accretion expense	188	70
Other	753	994
Total operating expenses	6,962	5,410

Income before the following	4,330	1,926

Loss on forward derivatives	-	318
Gain on forward foreign exchange derivatives (Note 3)	(287)	(393)
Foreign exchange gain	(2,578)	(2,248)
Interest expense	2,214	4,070
Interest income	(499)	(1,245)
Gain on disposition of property	(459)	-
Other non-operating expenses (recovery)	741	(58)
Total other expenses	(868)	444

Income before income taxes	5,198	1,482
Income taxes
Current income taxes	440	2,381
Future income taxes (recovered)	-	(1,738)
Total income taxes	440	643

Net income and comprehensive income for the period	4,758	839

Basic and diluted net income per share (Note 8)	$0.07	$0.01

Weighted average number of common shares outstanding -Basic (Note8)	68,621,449	59,430,887
Weighted average number of common shares outstanding- Diluted (Note 8)	69,779,608	63,768,136

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Cash provided by (used in):
Operating activities:
Net income and comprehensive income for the period	$4,758	$839
Items not involving cash:
Unrealized foreign exchange (gain) loss	(3,032)	1,173
Stock-based compensation	1,021	274
Non-cash interest expense	361	1,390
Accretion expense	188	70
Future income taxes (recovered)	-	(1,738)
Depletion and amortization	4,985	2,114
Amortization of net smelter royalty	-	77
Unrealized loss (gain) on foreign exchange contracts	(1,541)	882
	6,740	5,081

Change in non-cash operating working capital
Accounts receivable	-	(5,779)
Inventory	(304)	(620)
Prepaid expenses and sundry assets	(210)	(3,751)
Accounts payable and accrued liabilities	(419)	44
Current taxes payable	170	2,758
	5,977	(2,267)
Financing activities:
Issuance of common shares, special warrants and warrants, net	63,401	105,649
Shares purchased for cancellation	-	(661)
Settlement of forward derivatives	-	(14,500)
Repayment of debt	(288)	(11,210)
Increase in debt	-	3,849
	63,113	83,127

Investing activities
Mineral exploration projects	(1,667)	(15,885)
Purchase of property, plant and equipment	(3,897)	(9,964)
	(5,564)	(25,849)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	605	(4,050)
Increase in cash and cash equivalents	64,131	50,961
Cash and cash equivalents, beginning of period	20,560	45,711
Cash and cash equivalents, end of period	$84,691	$96,672

Supplemental cash flow information (Note 10)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 6)	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled	(58,300)	(223)	-	-	-	-	-	(439)	(662)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Exercise of stock options	127,048	437	-	-	(164,987)	(269)	-	-	168
Unvested options expired upon termination	-	-	-	-	(10,000)	(5)	-	-	(5)
Stock based compensation	-	-	-	-	-	279	-	-	279
Net income	-	-	-	-	-	-	-	839	839
Balance, March 31, 2008	64,197,229	246,419	-	-	7,630,671	19,223	1,153	(60,013)	206,782

Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Public offering (Note 6)	13,915,000	63,342	-	-	-	-	-	-	63,342
Exercise of stock options	40,100	181	-	-	(40,100)	(58)	-	-	123
Unvested options expired upon termination	-	-	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	-	-	158	-	-	158
Net income	-	-	-	-	-	-	-	4,758	4,758
Balance, March 31, 2009	77,937,381	308,590	-	-	7,003,913	19,131	1,167	(63,811)	265,077

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

1.	Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	New Accounting Policies:

(i)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard did not have a material impact on the Company’s financial statements.

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(b)	Accounting Principles Issued but not yet Implemented:

(i)	Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company is in the process of completing the scoping phase of its conversion plan, which has a timeline for assessing resources, training, analyzing key differences and selecting accounting policies under IFRS.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

1.	Significant Accounting Policies (continued):

(b)	Accounting Principles Issued but not yet Implemented (continued):

(ii)	Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(iii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

2.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$70.2 million ($30.5 million) at March 31, 2009 (December 31, 2008 - R$64.8 million ($28.0 million)).

3.	Risk Management Policies:

Forward Foreign Exchange Contracts - Derivative Financial Instruments

As at March 31, 2009, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.9272 as follows:

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

3.	Risk Management Policies (continued):

Settlement Date	Amount	Settlement amount in thousands of $Reais

30-Apr-09	1,000		1,842
30-Apr-09	1,000		2,004
29-May-09	1,000		1,860
29-May-09	1,000		2,050
30-Jun-09	1,000		1,880
	$5,000	R$	9,636

The terms of the contracts require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At March 31, 2009 and December 31, 2008, $3.0 million of cash was restricted for this purpose.

At March 31, 2009, current liabilities include $880,000 of unrealized foreign exchange losses (December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months ended March 31, 2009	Three Months ended March 31, 2008

Unrealized (gain) loss	$(1,541)	$882
Realized (gain) loss	1,254	(1,275)
	$(287)	$(393)

4.	Mineral Exploration Projects:

	December 31, 2008	Additions (reclass)	March 31, 2009

Paciência	$11,457	$1,586	$13,043
Turmalina	7,617	205	7,822
Caeté expansion project	60,205	(658)	59,547
Total Mineral Exploration Projects	$79,279	$1,133	$80,412

In February 2009, the Company reached a settlement with Companhia Vale do Rio Doce (“Vale”), subject to National Department for Mineral Prospecting and Mining approval, to exchange in-kind $5.0 million of iron ore concessions controlled by Jaguar in exchange for a portion of the Roça Grande CVRD note payable owed to Vale (see Note 10 (h) to the annual financial statements).  The portion of the iron ore concession exercised by Vale represents a small part of the overall concession held by Jaguar with the remaining acreage to remain available to Vale should it determine at a future point the additional land is desired.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

5.	Notes Payable:

	March 31, 2009	December 31, 2008

Due to Banco Volkswagen	$89	$123
Due to Banco Bradesco	32	58
Due to Banco Bradesco	127	144
Due to Banco Bradesco	531	585
Private placement notes	59,552	60,124
Due to CVRD	11,615	11,908
Due to Banco Santander	729	729
Due to Banco Santander	301	377
Total	72,976	74,048
Less: Current portion	4,150	4,319
Long term portion	$68,826	$69,729

	March 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Notes payable	$72,976	$67,144	$74,048	$63,160

6.	Capital Stock:

Common shares:

On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to 4.5 percent of the gross proceeds of the offering.

On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to 4.5 percent of the gross proceeds of the offering.

7.	Long- term Incentive Plans

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the company.

A Deferred Share Unit Plan (“DSU”) was established which allows the Company to grant its directors performance awards.  DSU’s call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s termination from the Company’s board of directors.  On March 6, 2009, 62,822 DSU’s were granted. Included in deferred compensation liabilities is $968,000 relating to DSU’s (three months ended March 31, 2008 - $nil).  Included in stock compensation expense for the three months ended March 31, 2009 is $599,000 relating to DSU’s (three months ended March 31, 2008 - $nil).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

7.	Long- term Incentive Plans (continued):

A Restricted Stock Unit Plan (“RSU”) was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSUs call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.  On March 6, 2009, 140,000 RSU’s were granted to senior officers, employees and consultants of the Company.  2,000 RSU’s vested during the three months ended March 31, 2009 resulting in a payment of $R26,000 ($11,000). Included in deferred compensation liabilities is $228,000 relating to RSU’s (three months ended March 31, 2008 - $nil).  Included in stock compensation expense for the three months ended March 31, 2009 is $144,000 relating to RSU’s (three months ended March 31, 2008 - $nil).  Included in other cost of goods sold for the three months ended March 31, 2009 is $14,000 (three months ended March 31, 2008 - $nil).

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SAR’s call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.  On March 6, 2009,  685,000 SAR’s were granted to senior officers of the Company which will result in a deferred compensation liability in the amount by which the market price of the Company’s common shares at the vesting date March 5, 2012 exceeds the market price of $5.66 at the time of grant.  Included in deferred compensation liabilities is $223,000 relating to SAR’s (three months ended March 31, 2008 - $nil).  Included in stock compensation expense for the three months ended March 31, 2009 is $206,000 relating to SAR’s (three months ended March 31, 2008 - $nil).

8.	Basic and Diluted Net Income per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months ended March 31, 2009	Three Months ended March 31, 2008

Numerator
Net income for the period	$4,758	$839

Denominator
Weighted average number of common shares outstanding - Basic	68,621	59,431
Dilutive effect of options	1,159	4,275
Dilutive effect of warrants	-	62
Weighted average number of common shares outstanding - Diluted	69,780	63,768
Basic and diluted net income per share	$0.07	$0.01

9.	Related Party Transactions:

        (a)    The Company incurred fees of $525,000 for the three months ended March 31, 2009 (three months ended March 31, 2008 - $188,000) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire December 31, 2011.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

9.	Related Party Transactions (continued):

        (b)   The Company incurred occupancy fees of $45,000 for the three months ended March 31, 2009 (three months ended March 31, 2008 - $45,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $144,000 from BZI for the three months ended March 31, 2009 (three months ended March 31, 2008 - $118,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at March 31, 2009 accounts payable and accrued liabilities includes $53,000 due to BZI (December 31, 2008 - $39,000).

        (c)   The Company recognized rental income of $8,000 from Prometálica Mineração Ltda (“PML”) and $27,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the three months ended March 31, 2008 (three months ended March 31, 2009 - $nil from PML and $nil from PCO) for temporarily idle equipment and the use of administrative offices.  PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2008 prepaid expenses and sundry assets includes $12,000 from PCO and $nil from PML (as at March 31, 2009 - $nil receivable from PML, and $nil from PCO).  During the three months ended March 31, 2008 the Company also received approximately $19,000 (three months ended March 31, 2009 - $nil) of royalty income relating to the NSR from PML.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at March 31, 2009 the amount of the obligation is approximately $1.0 million.

        (d)   The Company’s subsidiaries Mineração Serras do Oeste Ltda (“MSOL”) and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($163,000).  As at March 31, 2009, prepaid expenses and sundry assets include $163,000 receivable from BW Mineração, a wholly owned subsidiary of BZI, (December 31, 2008- $162,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

10.	Supplemental Cash Flow Information:

	Three months ended March 31, 2009	Three months ended March 31, 2008

Equipment purchased on issuing note payable	$-	$240
Transfer of Zone C in return for forgiveness of royalties payable	$459	$-

	Three months ended March 31, 2009	Three months ended March 31, 2008

Interest paid	$59	$383
Income taxes paid	$227	$-

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

10.	Supplemental Cash Flow Information (continued):

Cash and cash equivalents include R$93.0 million ($40.4 million) in bank certificates of deposit (December 31, 2008 - R$415,000 ($177,000)).  At December 31, 2008 cash and cash equivalents also included Cdn$7.5 million ($6.0 million) of cashable guaranteed investment certificates (March 31, 2009 - $nil))

During the three months ended March 31, 2009 the Company paid income tax instalments of $R 527,000 ($227,000).

11.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 3). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

	Less than 1			More than 5
Commitments	year	1 -3 years	3 - 5 years	years	Total

Current liabilities
Accounts payable and acrrued liabilities	$12,767	$-	$-	$-	$12,767
Current taxes payable	8,795	-	-	-	8,795
Notes Payable
Principal	4,640	78,863	-	-	83,503
Interest	7,301	16,036	-	-	23,337
Capital Lease	-	-	-	-	-
Operating Lease Agreements	192	135	-	-	327
Management agreements (a)
Operations	1,078	1,231	-	-	2,309
Suppliers agreements
Mine operations (b)	333	-	-	-	333
Drilling (c)	96	-	-	-	96
Asset retirement obligations (d)	630	565	5,402	3,497	10,094
Joint venture agreement (e)	-	321	-	-	321
Total	$35,832	$97,151	$5,402	$3,497	$141,882

(a)   The terms of the management agreements are two to three years (Note 9(a)).

(b)   The Company has the right to cancel the mine operations contract with 60 days advance notice.  The amount included in the contractual obligations table represents the amount due within 60 days.

(c)   The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.

(d)   The asset retirement obligations are not adjusted for inflation and are not discounted.

(e)   On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company was required to pay an aggregate fee of $150,000 over two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures over four years.  The Company must meet annual exploration expenditure targets for each year

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2009 and 2008
(Unaudited)

11.	Commitments (continued):

in which it maintains the option.  As at March 31, 2009 the Company has expended $3.5 million on exploration thereby meeting the exploration targets for years 2008 to 2010.  An additional $321,000 is required to be spent on exploration prior to February 28, 2011 to meet the balance of the $1.5 million exploration target.

The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

12.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.